

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via Email

Dale R. Black
Chief Financial Officer
Isle of Capri Casinos, Inc.
600 Emerson Road, Suite 300
St Louis, Missouri 63141

> **Re:** **Isle of Capri Casinos, Inc.**
> **Form 10-K**
> **Filed June 14, 2012**
> **File No. 000-20538**

Dear Mr. Black:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1. Please tell us whether you consider drop, hold, or handle to be key performance indicators for your gaming operations. If so, please disclose in future Exchange Act periodic reports.

Fiscal 2012 Compared to Fiscal 2011, page 33

2. We note that your promotional allowances are greater than the sum of your non-casino revenues. Please tell us the portion that consists of complimentary rooms and food and beverages versus the redemption of coupons and points for cash. Also, please clarify if all of your non-casino revenues are provided on a complimentary basis.

Liquidity and Capital Resources

Capital Expenditures and Development Activities, page 38

3. In future filings, please disclose the total amount of capitalized internal costs during each fiscal year presented related to your development projects and improvement projects. Further, please specifically quantify the amount of salaries capitalized for each project. Please provide us your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney at (202)551-3386 or Michael McTiernan, Assistant Director at (202)551-3852 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant